Exhibit 99.1

InflaRx Announces Vilobelimab Trial in Pyoderma Gangrenosum Selected for Late-Breaker Oral Presentation at 2022 AAD Annual Meeting

Jena, Germany, March 8, 2022 – InflaRx N.V. (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, announced that final data from the Company’s Phase IIa open-label study with vilobelimab in patients with pyoderma gangrenosum (PG) will be presented at the 2022 American Academy of Dermatology Association (AAD) Annual Meeting, being held March 25-29 in Boston, MA USA.

Afsaneh Alavi, M.D., Associate Professor of Dermatology at the Mayo Clinic and Coordinating Principal Investigator of the study, will give a late-breaker oral presentation entitled, “Anti-C5a antibody Vilobelimab (IFX-1) treatment in patients with ulcerative pyoderma gangrenosum: Phase 2, open-label dose escalation trial,” on March 26th at 11:20 AM EST.

Dr. Alavi will present updated results in her presentation, which will include PG ulcer status during the observational period from the third cohort, along with other outcome measures.

Positive data from the third cohort of patients in this study were announced in October 2021.

About Vilobelimab

Vilobelimab is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, vilobelimab leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. Vilobelimab has been demonstrated in pre-clinical studies to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response. Vilobelimab is believed to be the first monoclonal anti-C5a antibody introduced into clinical development. Over 300 people have been treated with vilobelimab in completed clinical trials, and the antibody has been shown to be well tolerated. Vilobelimab is currently being developed for various indications, including hidradenitis suppurativa, and has recently reported positive Phase II results in ANCA-associated vasculitis and pyoderma gangrenosum. Vilobelimab is in Phase III development for the treatment of critically ill COVID-19 patients and in Phase II development for patients suffering from cutaneous squamous cell carcinoma (cSCC).

About InflaRx N.V.

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary technology to discover and develop first-in-class or best-in-class, potent and specific inhibitors of C5a and C5aR. Complement C5a and C5aR are powerful inflammatory mediators involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.com.

Contacts:

InflaRx N.V.

Jordan Zwick – Chief Strategy Officer
Jason Stewart – Strategy & Investor Relations
Email: IR@inflarx.de
Tel: +1 917-338-6523

MC Services AG
Katja Arnold, Laurie Doyle, Andreas Jungfer
Email: inflarx@mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials; the impact of the COVID-19 pandemic on the Company; the timing and our ability to commence and conduct clinical trials; potential results from current or potential future collaborations; our ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; our ability to develop commercial functions; expectations regarding clinical trial data; our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which we operate; the trends that may affect the industry or us and the risks, uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.